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                                                    Filed by Cell Pathways, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                             Subject Company Cell Pathways, Inc.
                                                   (Commission File No. 0-24889)


Cell Pathways, Inc. Conference Call Script February 10, 2003

Good Morning ladies and gentlemen. I am Bob Towarnicki, President & CEO of Cell Pathways and I have Dr. Rif Pamukcu, executive VP and Chief Scientific Officer participating with me. We want to thank you for joining us this morning. Please bear with me as I read a short safe harbor statement.

I would like to remind you that some of the statements you are about to hear deal with our plans or expectations, and may otherwise go beyond statements of past historical fact. To the extent that they do, such statements constitute forward-looking statements. As I am sure you are aware, actual results might differ materially from those projected or implied in such forward-looking statements. The bio-pharmaceutical industry in general - and Cell Pathways programs in particular - are subject to many risks and uncertainties. All that we do, and all that we may speak about this morning, is subject to these risks and uncertainties. These risks relate to among others, statements regarding the uncertainties of drug development, product launch, financing, industry collaborations, the expected timing and benefits of the merger, the value of the transaction and so forth. For a more detailed identification and discussion of these risks let me refer you to:

      The safe harbor statements in our recent press releases including the press release this morning; and

      The sections entitled "Business" and "Risk Factors" and "Management's Discussion and Analysis" in the Company's:

                  Form 10-K for the year 2001, and
                  Form 10-Qs for 2002, and the
                  Recent Registration statement on Form S-3.

If you do not already have them, these documents are available to you from the SEC, over the internet, or from the Company.

Now let me turn to today's announcement. Cell Pathways has signed an agreement to be acquired by OSI Pharmaceuticals, NASDAQ symbol OSIP, through a stock for stock merger valued at approximately $32 million dollars. OSI will exchange ..0567 shares of OSI for every share of Cell Pathways upon closing of the transaction, which is subject to the approval of Cell Pathways' stockholders and is estimated to occur by late spring 2003. Based on OSI's most recent closing share price, this represents $0.80 per share, a 58% premium to Cell Pathways' last closing price. OSI will also provide additional consideration in the form of a five-year contingent value right (CVR) through which each share of Cell Pathways held by shareholders of record on the date of the merger closure may be exchanged for an additional .040 share of OSI in the event of a filing of a new drug application (NDA) for either of Cell Pathways' two leading clinical candidates
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Aptosyn(R) (exisulind) or CP461. CIBC World Markets served as the financial advisor to Cell Pathways on this transaction.

This transaction provides an excellent opportunity, both for our shareholders and for the realization of the full promise of Cell Pathway's innovative drug discovery platform and products.

Having reviewed ALL of the options and alternatives, we strongly believe joining forces with OSI Pharmaceuticals offers the maximum potential for our shareholders to gain value for the work we have started and for our SAANDs technology to become fully developed. In addition, the CVR provides a backend benefit to Cell Pathways shareholders if an NDA is filed for either Aptosyn or CP461 within the next five years. The synergies between Cell Pathways and OSI Pharmaceuticals create an environment that is win-win for both companies' shareholders, which is why we are excited about the prospects for this merger.

So, who is OSI Pharmaceuticals and why OSI?

OSI Pharmaceuticals is a leading oncology-focused biotechnology company with a broad product pipeline of oncology drug candidates that includes both next-generation cytotoxic agents and novel mechanism-based, gene-targeted therapeutics. OSI's most advanced drug candidate, Tarceva(TM), a small-molecule inhibitor of the EGFR gene, recently completed enrollment in two international Phase III clinical trials for lung and pancreatic cancers.

With OSI's successful acquisitions of Gilead Sciences oncology unit, the research operations of British Biotech, and, now Cell Pathways, OSI is demonstrating its commitment to being a leading oncology company.

OSI has the management team, the infrastructure, and very importantly, the financial underpinnings to support the rapid advancement of such programs from the discovery stage all the way through to commercialization.

We believe Cell Pathways' compounds and technologies will benefit from these strengths.

OSI has a proven track record:

[ ] They have executed collaborations/partnerships with major pharmaceutical companies such as Genentech, Pfizer and Aventis, as well as with leading institutions such as Cold Spring Harbor Labs and Vanderbilt University.

[ ] With last year's successful acquisitions, OSI possesses an extensive pipeline of oncology product candidates, a strong core of discovery research and top-tier oncology clinical development and regulatory affairs capabilities

[ ] OSI has consistently hit their time lines with the clinical development program for Tarceva,

As an investment vehicle, OSI Pharmaceuticals

[ ] Has over a $500 million market cap which puts them on the radar screens of the most influential and active biotech investors;

[ ] Has eleven analysts that cover the company, further expanding their message reach and the credibility of OSI as a potential investment

[ ] Has a large institutional following of among the top tier institutions and mutual funds that specialize in biotechnology investments
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[ ]  Solid balance sheet with $445 million in cash

[ ] Strong management team led by Colin Goddard, and most recently enhanced by the addition of Robert Ingram, former COO and President of GlaxoSmithKline, as OSI's new chairman.

Like Cell Pathways, OSI management recognizes apoptosis as one of the most important areas in cancer research today, and acknowledge Cell Pathways' SAANDs platform as one of the most innovative and credible approaches to the discovery and development of pro-apoptotic anti-cancer drugs.

I ask each of you to refer to the OSI press release this morning and if you missed their conference call earlier this morning, suggest you listen to a replay. Details on access to the replay are provided in their press release. In addition, the OSI website will serve as a good introduction to the company if you are not already familiar with them. The OSI web address is www.osip.com.

Finally let me end with a few comments. While we may have preferred to continue to pursue the development of our compounds and technology independently, the road to commercialization and the optimization of our technology platform is long, arduous, and expensive. The difficult financing environment, particularly for biotechnology companies, has continued unabated for over two years with no sign of opening up in the near term.

The officers and directors of Cell Pathways considered a variety of strategic alternatives, including equity placements, licensing, joint ventures, debt, and various merger and acquisition targets. We determined the merger with OSI Pharmaceuticals to be the best alternative for creating shareholder value and forwarding the important work of the Company.

We feel confident that Cell Pathways' compounds and programs will flourish within OSI, and consequently will provide greater investment potential than if we remain independent.

Finally, shareholders should expect to receive information in the mail within the next several months that contain complete information with regard to the transaction along with instructions on how to cast your vote. These documents are currently being drafted and must be reviewed by the SEC prior to mailing.

In connection with the proposed merger, OSI will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4. The registration statement will include a proxy statement of Cell Pathways for a meeting of its stockholders to consider and vote upon the proposed merger. The registration statement will also serve as a prospectus of OSI with respect to the shares of OSI to be distributed to stockholders of Cell Pathways in the proposed transaction. OSI and Cell Pathways will file the proxy statement/prospectus with the SEC as soon as practicable. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION, WHEN IT BECOMES AVAILABLE, AND ANY OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OSI, CELL PATHWAYS, THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by OSI and Cell Pathways at the SEC's web site at http://www.sec.gov. In addition, you may obtain such documents from OSI or from Cell Pathways free of charge by requesting them in writing from OSI Pharmaceuticals, Inc., 58 South Service Road, Suite 110, Melville, New York 11747, Attention: Investor Relations, telephone:
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(631) 962-2000, or from Cell Pathways, Inc., 702 Electronic Drive, Horsham,
Pennsylvania 19044, Attention: Investor Relations, telephone: (215) 706-3800.

OSI, Cell Pathways, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from stockholders of Cell Pathways with respect to the transactions contemplated by the merger agreement. A description of any interests that OSI's or Cell Pathways' directors and executive officers have in the proposed merger will be available in the proxy statement/prospectus when it becomes available

Rif and I will now take a few questions.

It is time to close the call. Thank you for your continued interest and support and for taking the time to participate.